Exhibit A.3

SCS HEDGED OPPORTUNITIES FUND, LLC

FIRST AMENDMENT
TO THE
LIMITED LIABILITY COMPANY AGREEMENT

This First Amendment, dated as of January 22, 2013, to the Limited Liability Company Operating Agreement, dated as of June 4, 2010 (the “Agreement”) of SCS Hedged Opportunities Fund, LLC (the “LLC” or the “Company”) is entered pursuant to Section 8.1 of the Agreement. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The Agreement is hereby amended as follows:

1. Section 4.5(f).  Section 4.5(f) of the Agreement is hereby amended and restated in its entirety as follows:

(f)           If a Member requests that the Fund repurchase Units within the one (1) year period (i.e., less than 365 calendar days) following such Member’s capital contribution to the Fund with respect to the purchase of such Units, the amount due to the Member with respect to such repurchase shall be subject to an Early Repurchase Fee up to 2% of the amount tendered by the Member for repurchase by the Fund.  The Early Repurchase Fee shall be payable to the Fund.  The Early Repurchase Fee may be waived or reduced in the discretion of the Board.

2. No Other Amendments.  Except as provided in Section 1 of this First Amendment, there are no other amendments to the Agreement made hereby.

3. Governing Law.  This First Amendment shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of Delaware, without applying the choice of law or conflicts of law provisions thereof.

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IN WITNESS WHEREOF, the Directors have executed this First Amendment effective as of the day and year first above written.

/s/ James F. Orr III

/s/ Edmond D. Villani
Edmond D. Villani, Director
/s/ Peter A. Lombard
Peter A. Lombard, Director
/s/ Peter H. Mattoon
Peter H. Mattoon
/s/ Joseph E. McCuine
Joseph E. McCuine